Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-143567 of BlackRock Bond Fund, Inc. on Form N-14 of our reports dated November 22, 2006 relating to the financial statements and financial highlights of BlackRock Bond Fund of BlackRock Bond Fund, Inc. (the "Fund") and of Master Bond Portfolio of Master Bond Trust (the "Trust"), appearing in the corresponding Annual Reports on Form N-CSR of the Fund and of the Trust for the year ended September 30, 2006, and to the references to us under the captions "Other Service Providers-Bond Fund" in the Combined Prospectus/Proxy Statement and "Financial Statements" in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Princeton, New Jersey
July 17, 2007